[Allegheny Energy, Inc. Letterhead]
February 25, 2011
Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Allegheny Energy, Inc. (the “Registrant”) Request for Withdrawal Registration Statement on Form S-3 (File No. 333-160988)
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw its Registration Statement on Form S-3 (File No. 333-160988) (the “Registration Statement”), as initially filed with the Commission on August 3, 2009, together with all exhibits thereto, with such request to be approved effective as of the date hereof.
     As a result of the successful completion of the merger of Element Merger Sub, Inc., a wholly-owned subsidiary of FirstEnergy Corp. (“FirstEnergy”), with and into the Registrant, with the Registrant surviving as a wholly-owned subsidiary of FirstEnergy, the Registrant has determined that it is in its best interest to withdraw the Registration Statement at this time.
     No securities were sold in connection with or pursuant to the Registration Statement.
     We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Securities Act, such fees be credited for future use by FirstEnergy.
     If you have any questions with respect to this matter, please contact Zachary N. Wittenberg of Akin Gump Strauss Hauer & Feld LLP at (212) 872-1081. Thank you for your assistance in this matter.
[Signature Page Follows]

United States Securities and Exchange Commission
February 25, 2011

Very truly yours, ALLEGHENY ENERGY, INC.
By:	/s/ Gary R. Leidich
	Name:	Gary R. Leidich
	Title:	President